SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Bidding for the Pre-salt drilling rigs

Rio de Janeiro, November 26, 2010 – Petróleo Brasileiro S.A. - Petrobras informs about the commercial proposals received for the three bidding process executed to the contract of up to 28 drilling rigs to be built in Brazil, for the development of the pre-salt area.

The results are presented below:

(1)  Bidding for the construction of two drilling rigs:

Companies	First Unit (US$)	Second Unit (US$)
EAS	719,020,000	719,020,000
Keppel	748,880,000	748,880,000
Jurong	870,000,000	820,000,000
Andrade Gutierrez	966,217,533	1,170,261,916
CNO/OAS/UTC	988,655,167	988,655,167

(2)  Bidding for the construction of seven rigs packages

Companies	Seven Rigs Packages (US$)	Average value per rig (US$)
EAS	4,650,000,130	664,285,733
Alusa/Galvão	4,678,986,295	668,426,614
Keppel	5,172,160,000	738,880,000
Jurong	5,178,600,000	739,800,000
CNO/OAS/UTC	5,311,101,656	758,728,808
EISA	5,492,666,662	784,666,666
Andrade Gutierrez	5,768,740,497	824,105,785

(3)  Bidding for the charter of packages up to four rigs

Companies	Type	Mobilization Fee US$	Daily Rate US$
Etesco Construções e Comércio	drillship	25,933,320	648,333
Etesco	semi-sub	25,599,960	639,999
Petroserv S.A.	semi-sub	31,600,00	790,000
Queiroz Galvão Óleo e Gás S.A.	semi-sub	23,695,000	677,000
Saipem do Brasil Ltda	drillship	22,500,000	740,000

The three biddings will be analyzed by its respective commissions that will evaluate all the proposals before the release of the final result.  The Company will decide for the number of rigs to be contracted in each bidding process, considering the proposals, potential benefits and tenors.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.